

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 14, 2008

Mr. James R. Hatfield
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
Oklahoma City, Oklahoma 73101

       Re: **OGE Energy Corp.**
                 Form 10-K for Fiscal Year Ended December 31, 2007
                 Filed February 28, 2008
                 Form 10-Q for Fiscal Quarter Ended March 31, 2008
                 Filed May 7, 2008
                 File No. 1-12579

Dear Mr. Hatfield:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 12. Long-Term Debt, page 110

1.   Since the variable-rate industrial authority bonds are redeemable at the option of the holder during the next 12 months, please explain to us why it is appropriate to classify the bonds as long-term as of December 31, 2007. Refer for guidance to SFAS 6 and SFAS 78.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 12. Report of Business Segments, page 18

2.   To correct for the over-capitalization of certain costs in prior periods, we note you recorded a pre-tax charge of approximately $9.5 million in the current period. Given the materiality of the charge to pre-tax income, please explain to us why you did not restate prior-period financial statements to reflect the correction of the error as required by paragraph 25 of SFAS 154 and tell us how your accounting complies with the guidance in SAB Topic 1:N.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or, in her absence, Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief